FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: January 11, 2007	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

New CryptoLogic casino games are frightfully innovative

Latest casino games introduce Elektra, Ghost Rider and new Frightmare series to award-winning line-up

January 11, 2007 (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming industry, has developed 16 innovative new games that continue to deliver unlimited action, stunning animation and incredible jackpots – but this time with a frightening edge. Vampires, witches and warlocks will challenge Internet players as CryptoLogic’s casino Bonus Pack 10, offered through its WagerLogic Limited subsidiary, introduces hair-raising Frightmare Jackpot Slots, and the latest slots based on Marvel Super Heroes, including Elektra, Ghost Rider and Iron Man. The game pack also includes the first-ever slot version of Cubis®, the enormously popular casual game.

“CryptoLogic’s strength lies in developing and delivering unique, innovative games that today’s sophisticated Internet players want and that online casino operators need in an increasingly competitive market,” said Lewis Rose, CryptoLogic’s President and CEO.

Justin Thouin, CryptoLogic’s Vice President of Casino Software Development, noted, “Players want more choice, more excitement – and more chances to win. Our dynamic new lineup of games offers innovative bonus rounds, powerful graphics and multi-level slots that will keep players spellbound and keep our licensees’ ahead of the competition.”

The spine-tingling Frightmare Jackpot Slot series combines the excitement and variety of jackpot and bonus slots with the fright of classic horror storylines. Players can battle armies of the undead with Zone of the Zombies, witness warlocks cast spells with Witches and Warlocks and hunt vampires in Vampire Bats. With up to 25 lines of play and bets starting at a penny, these are thrilling games that must be played with the lights on!

Fans of the popular Marvel Super Heroes can enjoy more online gaming action with the addition of Elektra, Ghost Rider and Iron Man slots. Like CryptoLogic’s other exciting Marvel slots, including the Hulk, Thor, X-Men, Blade, Punisher, Daredevil, and Silver Surfer, the new roster offers innovative bonus rounds. Players can bet on Iron Man as he uses his powers to smash skyscraper windows to unlock hidden bonus amounts, or back Ghost Rider as he drives through a spooky scrap yard freeing trapped innocents from cars with his trusty Chain Whip, or wager on Elektra as she faces off against an army of enemy ninjas in a dark alleyway.

Building on the huge popularity of Bejeweled, CryptoLogic has introduced the first-ever online slot version of Cubis® – a game that is consistently ranked as one of the top 10 games played on major portals such as Yahoo!, AOL and MSN. Featuring a three-dimensional board, intense graphics, a variety of game backgrounds, hidden secrets and jackpots up to 50,000 coins, Cubis is quickly becoming a player favourite.

The game pack also incorporates a variety of 25-line slot titles including: Silver Star, Thai Surprise, Time Machine, Caesars Salad, Thunder from Down Under and Mystique Club. Plus, CryptoLogic has unveiled new 50 and 100-hand variations of cutting-edge Bonus Video Poker games, including Tens or Better, Jacks or Better, Deuces Wild, All American, Double Bonus, Super Jackpots, and Joker Poker, which includes a paytable that offers the highest returns for this game anywhere online!

TEL(416) 545-1455 FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V Y7

Players can enjoy all the new games today at these WagerLogic licensees: intercasino.com, williamhillcasino.com, and littlewoodscasino.com.

“Our licensees rely on new games to keep their Internet casinos fresh and exciting,” added A.J. Slivinski, WagerLogic’s Managing Director. “This latest suite offers something for every online player.”

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

MARVEL, and all related character names and the distinctive likenesses thereof are trademarks of Marvel Characters, Inc., and are used with permission. Copyright Ó 2006 Marvel Characters, Inc. All rights reserved. www.marvel.com. Super Heroes is a co-owned registered trademark.

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For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (North American media)
Rick Wadsworth, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.